Exhibit 99.1

Neptune Scheduled to Ship Over One Million Units of Hand Sanitizer Weekly

Responding to a lack of critical supply and strong demand from North American customers driven by COVID-19 pandemic

LAVAL, QC, April 23, 2020 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a leader in natural health products, and its subsidiary Biodroga, is successfully accelerating production of hand sanitizers to over one million units weekly. Neptune's hand sanitizer gel kills 99.9% of germs and bacteria and is available in 2 oz, 4 oz, 6oz, 8 oz, 16 oz, 1 liter and 1 gallon formats.

Neptune has executed on scaling up hand sanitizer production ahead of schedule to rapidly increase critical supply and meet market demand driven by the COVID-19 pandemic. This scale up will allow Neptune to meet strong demand from its North American retail and government customers, and begin shipping product next week, including fulfilling a purchase order from a large North American retailer.

"I could not be more proud of how our entire team has mobilized to leverage our collective expertise in procurement, manufacturing, product innovation, supply chain management and regulatory affairs to bring significant and continuous supply of hand sanitizer gel to market ahead of schedule during this critical stage in the battle against COVID-19," said Michael Cammarata, Chief Executive Officer of Neptune Wellness Solutions.  "We are rapidly responding to the needs of North Americans and playing a key role in meeting customer demand for safe and effective hand sanitizer to help prevent the spread of germs and protect consumer health."

For product and order inquiries, please contact: cs@neptunecorrp.com or visit our website http://solutions.neptunecorp.com.

About Neptune Wellness Solutions Inc.
Neptune Wellness Solutions specializes in the extraction, purification and formulation of health and wellness products. The Company has in excess of 100 customers across several verticals including legal cannabis and hemp, nutraceutical and consumer packaged goods. Neptune's wholly owned subsidiary, 9354-7537 Québec Inc., is licensed by Health Canada to process cannabis at its 50,000-square-foot facility located in Sherbrooke, Quebec. The Company also has a 24,000 square-foot facility located in North Carolina to process hemp biomass into extracts. Neptune brings decades of experience in the natural products sector to the legal cannabis and hemp industries. Leveraging its scientific and technological expertise, the Company sees applications for hemp-derived extracts in the U.S. beyond existing markets and product forms and into personal care and home care markets through its Forest Remedies™ brand and white label offerings. Neptune's sustainably harvested Ocean RemediesTM krill oil offers consumers a unique source of EPA and DHA omega-3 fatty acids, phospholipids and natural antioxidants. Neptune's activities also include the development and commercialization of turnkey nutrition solutions and patented ingredients such as MaxSimil®, and a variety of marine and seed oils. Its head office is located in Laval, Quebec.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.html and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

Neptune Wellness Solutions 2 oz. Hand Sanitizer Spray kills 99.9% of germs and bacteria (CNW Group/Neptune Wellness Solutions Inc.)

Neptune Wellness Solutions 1 Liter Hand Sanitizer Gel kills 99.9% of germs and bacteria (CNW Group/Neptune Wellness Solutions Inc.)

Neptune Wellness Solutions 1 Gallon Hand Sanitizer Gel kills 99.9% of germs and bacteria (CNW Group/Neptune Wellness Solutions Inc.)

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SOURCE Neptune Wellness Solutions Inc.

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%CIK: 0001401395

For further information: Investor Information: ICR, Scott Van Winkle, 617-956-6736, scott.vanwinkle@icrinc.com; Media Requests: ICR, Cory Ziskind, 646-277-1232, cory.ziskind@icrinc.com

CO: Neptune Wellness Solutions Inc.

CNW 07:00e 23-APR-20